SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Buckeye GP Holdings L.P.

(Name of Subject Company (Issuer))

BGH GP Holdings, LLC

(Name of Filing Persons (Offerors))

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number of Class of Securities)

John A. Tisdale

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

Copies to:

William D. Regner Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 (713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,388,410	$7,403.66

*                                         Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common units (the “Units”), no par value, of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Partnership”), not owned by BGH GP Holdings, LLC, a Delaware limited liability company (the “Purchaser”), at a purchase price of $17.50 per Unit, net to the seller in cash, subject to any applicable withholding taxes. As of October 30, 2008, there were 27,769,647 Units outstanding, of which 17,004,595 Units are owned by Purchaser or its subsidiaries. As a result, this calculation assumes the purchase of 10,765,052 Units of the Partnership.

**                                  The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. Such fee equals the transaction value multiplied by 0.0000393.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,192.13	Filing Party:	BGH GP Holdings, LLC
Form or Registration No.:	Schedule TO-T	Date Filed:	November 5, 2008

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on cover of Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement (the “Schedule TO”) originally filed on cover Schedule TO with the Securities and Exchange Commission (the “SEC”) on November 5, 2008 by BGH GP Holdings, LLC, a Delaware limited liability company (“Purchaser”), to purchase all of the outstanding common units representing limited partner interests (the “Units”) in Buckeye GP Holdings L.P., a Delaware limited partnership (the “Partnership”), other than the Units owned by Purchaser and its subsidiaries, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, attached thereto as Exhibit (a)(1)(i) (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer).  Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Increase of the Offer Price

The price per Unit to be paid pursuant to the Offer has been increased from $17.00 per Unit to $17.50 per Unit, net to the seller in cash, without interest thereon, subject to any applicable withholding taxes.  The Offer to Purchase and the related Letter of Transmittal, together with the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are each, except as noted below or when a reference to $17.00 is tied to a specific date, hereby amended to delete all reference to the Offer Price of $17.00 per Unit and to replace them with references to $17.50 per Unit.

Item 7.  Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information in the Offer to Purchaser under the heading “The Offer—Section 9. Source and Amount of Funds” is hereby amended and restated it in its entirety as follows:

Source and Amount of Funds. The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to complete the Offer and consummate the Call is estimated to be approximately $188 million, including related transaction fees and expenses. See “The Offer—Section 14. Fees and Expenses” for more information. Purchaser intends to use cash contributed to it by its members to fund the Offer Price for tendered Units and to pay any related transaction fees.

Purchaser has entered into amended and restated equity commitment letters with one of the ArcLight Funds and Kelso, on behalf of the Kelso Funds, providing for capital contributions to Purchaser equal, in the aggregate, to the total amount of funds required by Purchaser to complete the Offer and consummate the Call. Each of the relevant ArcLight Fund and the Kelso Funds would obtain such funds by drawing down on capital previously committed to them. Pursuant to Purchaser’s limited liability company agreement, Purchaser’s other members have the right to contribute their pro rata portion of such amount, and the contributions of the relevant ArcLight Fund and the Kelso Funds would be reduced by the amount contributed by members of Purchaser that exercise this right.

No alternative financing plans or arrangements have been made in the event that Purchaser is unable to obtain sufficient funds in connection with the Offer and the Call.

The amended and restated equity commitment letters are attached hereto as Exhibits (d)(3) and (d)(4).

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(ix)	Press Release issued by Purchaser on November 17, 2008.

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(d)(3)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.
(d)(4)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between Kelso & Company, L.P. and Purchaser.

Item 13.  Information Required by Schedule 13E-3.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

The information in the Offer to Purchase under the heading “Special Factors—Section 1. Background” is hereby amended and supplemented by adding the following at the end thereof:

On the evening of Friday, November 7, 2008, the Partnership sent Purchaser a revised version of the Buckeye Financial Model containing Buckeye Projections reflecting EBITDA and revenue projections that were not materially different from those contained in the Buckeye Financial Model as of October 17, 2008.

On November 10, 2008, Morgan Stanley, financial adviser to the Special Committee, sent Purchaser a presentation containing a preliminary valuation analysis.  Morgan Stanley presented this analysis to representatives of Purchaser during a telephone call on November 10, 2008.    The parties expressed their views of the assumptions used in the analysis, including as to cost of capital, pipeline volumes, tariff rates and levels of capital expenditures for internal growth projects and acquisitions.

In a telephone call on November 12, 2008, Morgan Stanley and representatives of Purchaser further discussed these assumptions.

On November 17, 2008, Purchaser issued a press release announcing that it had amended the terms of the Offer by increasing the Offer Price to $17.50 per Unit.

The complete text of the press release is incorporated by reference into this Amended Schedule TO and a copy is filed herewith as Exhibit (a)(1)(ix).

Item 8.  Fairness of the Transaction.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

The information in Item 5 of this Item 13 of this Amended Schedule TO is incorporated herein by reference.

The information in the Offer to Purchase under the heading “Special Factors—Section 3. Position of Purchaser Regarding Fairness of the Offer and the Call” is hereby amended and supplemented by amending and restating subparagraph (ii) of the first paragraph thereof as follows:

(ii) The $17.50 all cash price per Unit represents a premium of approximately 22.5% over the closing price of the units on October 21, 2008, the last trading day before public announcement of Purchaser’s intention to make the Offer, and a premium of approximately 24.8% above the average closing price of the units over the 30 days prior to such date.

Item 10.  Source and Amount of Funds or Other Consideration.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

The information in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” is hereby amended and supplemented by amending and restating the chart contained therein that sets forth an estimate of the fees and expenses to be incurred by Purchaser in connection with the Offer as follows:

Advertising	$50,000
Filing	7,400
Depositary	25,000
Information Agent	10,000
Legal, Printing and Miscellaneous	1,500,000
Total	$1,592,400

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGH GP HOLDINGS, LLC

	By:	/s/ Daniel R. Revers
		Name:	Daniel R. Revers
		Title:	Director
Date: November 17, 2008

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INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(i)	Offer to Purchase, dated November 5, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Press Release issued by Purchaser on November 5, 2008.*
(a)(1)(viii)	Summary Advertisement as published in The New York Times on November 5, 2008.*
(a)(1)(ix)	Press Release issued by Purchaser on November 17, 2008.
(b)	Not applicable.
(d)(1)	Equity Commitment Letter, dated as of November 5, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.*
(d)(2)	Equity Commitment Letter, dated as of November 5, 2008, between Kelso & Company, L.P. and Purchaser.*
(d)(3)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between ArcLight Energy Partners Fund IV, L.P. and Purchaser.
(d)(4)	Amended and Restated Equity Commitment Letter, dated as of November 17, 2008, between Kelso & Company, L.P. and Purchaser.
(g)	Not applicable.
(h)	Not applicable.

*              Previously filed.

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